                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
         For the fiscal year ended December 31, 1995

                                     OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition period from _____ to _____


Commission file number 0-20421


                          EMPLOYEE STOCK PURCHASE PLAN
                         FOR BARGAINING UNIT EMPLOYEES
                   OF HERITAGE CABLE VISION ASSOCIATES, L.P.
                             D/B/A/ TCI OF MICHIANA
                           --------------------------
                            (Full title of the Plan)




                           TELE-COMMUNICATIONS, INC.
              ----------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)




                                5619 DTC Parkway
                          Englewood, Colorado  80111
                  -------------------------------------------
                  (Address of its principal executive office)

REQUIRED INFORMATION
- --------------------

          Financial Statements:                                                                  Page No.
          --------------------                                                                   --------
            Independent Auditors' Report                                                             1

            Statements of Net Assets Available
               for Participant Benefits,
               December 31, 1995                                                                     2

            Statements of Changes in Net Assets
               Available for Participant Benefits,
               Period from Inception (April 1, 1995)
               to December 31, 1995                                                                  3

            Notes to Financial Statements,
               December 31, 1995                                                                     4

            Schedule 1 - Item 27a - Schedule of
               Assets Held for Investment Purposes                                                   7

            Schedule 2 - Item 27d - Schedule of
               Reportable Transactions                                                               8

    Exhibit -
    -------

            23-Consent of KPMG Peat Marwick LLP





SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                            EMPLOYEE STOCK PURCHASE PLAN
                                          FOR BARGAINING UNIT EMPLOYEES OF
                                        HERITAGE CABLE VISION ASSOCIATES, L.P.
                                                D/B/A TCI OF MICHIANA
                                                    (Name of Plan)



                                        By  /s/ Gary K. Bracken
                                            -----------------------------------
                                            Gary K. Bracken
                                            Plan Administrator
                                             and Member of Plan Committee


April 18, 1996

                          Independent Auditors' Report


The Plan Committee
Employee Stock Purchase Plan
   For Bargaining Unit Employees of
   Heritage Cable Vision Associates, L.P.
   D/B/A TCI of Michiana:


We have audited the accompanying statement of net assets available for participant benefits of the Employee Stock Purchase Plan for Bargaining Unit Employees of Heritage Cable Vision Associates, L.P. d/b/a TCI of Michiana as of December 31, 1995 and the related statement of changes in net assets available for participant benefits for the period from Inception (April 1, 1995) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits for the Employee Stock Purchase Plan for Bargaining Unit Employees of Heritage Cable Vision Associates, L.P. d/b/a TCI of Michiana as of December 31, 1995 and the changes in net assets available for participant benefits for the period from Inception (April 1, 1995) to December 31, 1995 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of plan investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    /s/ KPMG Peat Marwick LLP
                                        ---------------------------------
                                        KPMG Peat Marwick LLP


Denver, Colorado
March 18, 1996

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                     HERITAGE CABLE VISION ASSOCIATES, L.P.
                             D/B/A TCI OF MICHIANA

                       Statements of Net Assets Available
                            for Participant Benefits

                               December 31, 1995



Assets
- ------

Cash and cash equivalents                                       $         46


Contributions receivable:
    Employer                                                             361
    Employee                                                             641

Investment securities at market value (note 3):

    Tele-Communications, Inc. ("TCI"):
         Series A TCI Group common stock
              (737 shares, with a cost of $13,437)                    14,648

         Series A Liberty Media Group common stock

              (80 shares, with a cost of $1,834)                       2,150
                                                                ------------

Net assets available for participant benefits                   $     17,846
                                                                ============



    See accompanying notes to financial statements.

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                     HERITAGE CABLE VISION ASSOCIATES, L.P.
                             D/B/A TCI OF MICHIANA

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

           Period from Inception (April 1, 1995) to December 31, 1995



                                                                          1995
                                                                      -------------
Contributions:
   Employer                                                           $       4,939
   Employee                                                                  11,362
                                                                      -------------
                                                                             16,301
                                                                      -------------
Net investment income:
   Net unrealized appreciation of TCI securities:
         Series A TCI Group common stock                                      1,211
         Series A Liberty Media Group common stock                              316
   Interest income                                                               18
                                                                      -------------
                                                                              1,545
                                                                      -------------
Total contributions and net investment income                                17,846
                                                                      -------------
Increase in net assets available for participant benefits                    17,846
Net assets available for participant benefits:
      Beginning of period                                                        --
                                                                      -------------
      End of period                                                   $      17,846
                                                                      =============





See accompanying notes to financial statements.

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                     HERITAGE CABLE VISION ASSOCIATES, L.P.
                             D/B/A TCI OF MICHIANA

                         Notes to Financial Statements

                               December 31, 1995


(1)     Summary of Significant Accounting Policies

        Basis of Presentation

        The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

        Trust Fund Managed by Colorado National Bank ("Trustee")

        Under the terms of a trust agreement between the Trustee and the Employee Stock Purchase Plan for Bargaining Unit Employees of Heritage Cable Vision Associates, L.P. d/b/a TCI of Michiana (the "Plan"), the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in qualifying employer securities, as defined in the Plan, without regard to any fiduciary requirement to diversify Plan assets.

        Cash Equivalents

        The Plan considers investments with initial maturities of three months or less to be cash equivalents.

        Investments

        Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing price of the investment based on available market quotations. The values used for the TCI Series A TCI Group common stock and the TCI Series A Liberty Media Group common stock were $19.88 and $26.88 per share, respectively, at December 31, 1995. Securities transactions are accounted for on the trade date. Distributions are priced at current market value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method.

        Income Taxes

        The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code") and be exempt from Federal income taxation under Section 501(a) of such Code. The Plan is also intended to meet the salary reduction provision requirements under Section 401(k) of the Code. The Plan has applied for determination letters from the Internal Revenue Service and expects to receive a qualified status.

                                                                     (continued)

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                     HERITAGE CABLE VISION ASSOCIATES, L.P.
                             D/B/A TCI OF MICHIANA

                         Notes to Financial Statements


    Plan Expenses

    Administrative expenses of the Plan have been paid by Heritage Cable Vision Associates, L.P. d/b/a TCI of Michiana (the "Company"). Accordingly, such expenses have not been reflected in the accompanying financial statements. However, the Company may, at its discretion, direct that expenses be paid from forfeitures, if any, or from general Plan assets.


(2) Description of the Plan

    The Plan, which became effective on April 1, 1995 is a defined contribution plan intended to provide employees who are covered by a collective bargaining agreement (the "Agreement") between the Company, a wholly-owned subsidiary of TCI, and Local #1393 of the International Brotherhood of Electrical Workers a convenient means for purchases of common stock of TCI. The Plan includes a salary deferral feature in respect to employee contributions. At December 31, 1995, there were 23 participants in the Plan and 70 employees were eligible to participate.

    Under the terms of the Plan, employees are eligible for participation after one year of service (if at least 18 years old and work a minimum of 1,000 hours per year) and the normal retirement age is 65 years. Participants may contribute up to 10% of their compensation, as defined in the Plan, to the Plan. The Company matches 100% of participant contributions, up to 1% of the participant compensation, until the date at which a replacement collective Bargaining Agreement is effective. Forfeitures, if any, (due to participants' withdrawal prior to vesting) may be used first to pay Plan expenses and then to reduce the Company's otherwise determined contribution. There were no forfeitures during the period from April 1, 1995 to December 31, 1995.

    Participants are immediately fully vested in their contributions plus actual earnings thereon. Generally, participants acquire a vested right in Company contributions as follows:

                                                            Vesting
                   Years of service                        percentage
                   ----------------                        ----------
                   Less than 1                                  0%
                       1-2                                     20%
                       2-3                                     30%
                       3-4                                     45%
                       4-5                                     60%
                       5-6                                     80%
                       6 or more                              100%


                                                                     (continued)

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                     HERITAGE CABLE VISION ASSOCIATES, L.P.
                             D/B/A TCI OF MICHIANA

                         Notes to Financial Statements


    Although the Company has not expressed an intent to terminate the Plan, it may do so at any time subject to the terms of the Agreement. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

    Vested benefits become distributable if a participant dies, suffers total disability, retires, or terminates employment for any other reason. Benefits are generally payable in a single lump sum equal to the participant's vested benefits. Participant accounts are distributed in whole shares of vested common stock and cash in lieu of fractional shares.

(3) Liberty Group Stock

    On August 3, 1995, the shareholders of TCI authorized the Board of Directors of TCI (the "Board") to issue a new class of stock ("Liberty Group Stock") which is intended to reflect the separate performance of TCI's business which produces and distributes cable television programming services ("Liberty Media Group"). While the Liberty Group Stock constitutes common stock of TCI, the issuance of the Liberty Group Stock did not result in any transfer of assets or liabilities of TCI or any of its subsidiaries or affect the rights of holders of TCI's or any of its subsidiaries' debt. On August 10, 1995, TCI distributed one hundred percent of the equity value attributable to the Liberty Media Group (the "Distribution") to its security holders of record on August 4, 1995. As a result of the Distribution, 64 shares of Series A Liberty Media Group common stock were distributed to the Plan during 1995. Additionally, the stockholders of TCI approved the redesignation of the previously authorized TCI Class A common stock into Series A TCI Group common stock.

                                                                      Schedule 1

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                     HERITAGE CABLE VISION ASSOCIATES, L.P.
                             D/B/A TCI OF MICHIANA

                       Item 27a - Schedule of Assets Held
                            for Investment Purposes

                               December 31, 1995


    (a)             (b)                                   (c)                           (d)                          (e)
                                                Description of investment
             Identity of issuer                    including par value                  Cost                    Current value
             ------------------                 -------------------------               ----                    -------------
    *     Tele-Communications,                  Series A TCI Group                    $ 13,437                       14,648
          Inc.                                  common stock, par value
                                                $1.00 per share

    *     Tele-Communications,                  Series A Liberty Media                $  1,834                        2,150
          Inc.                                  Group common stock, par
                                                value $1.00 per share



*Indicates party in interest to the Plan.

See accompanying independent auditors' report.

                                                                      Schedule 2

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                     HERITAGE CABLE VISION ASSOCIATES, L.P.
                             D/B/A TCI OF MICHIANA

                 Item 27d - Schedule of Reportable Transactions

           Period from Inception (April 1, 1995) to December 31, 1995


      (a)               (b)               (c)        (d)       (e)         (f)           (g)           (h)              (i)
                                                                          Expense                Current value of
   Identity of     Description of      Purchase    Selling    Lease    incurred with   Cost of    asset on trans-     Net gain
 party involved         asset           price       price     rental    transaction     asset       action date       or (loss)
- ----------------   --------------      --------    -------    ------   -------------   -------   ----------------     ---------
 AIM Short-Term      Prime Money
 Investment Co.      Market Fund       $ 14,698        --       --          --         14,698         14,698              --

 AIM Short-Term      Prime Money       $     --    14,652       --          --         14,652         14,652              --
 Investment Co.      Market Fund

 Tele-Communica-     Series A TCI      $ 13,437        --       --          --         13,437         13,437              --
 tions, Inc.         Group common
                     stock

 Tele-Communica-     Series A Liberty  $  1,834        --       --          --          1,834          1,834              --
 tions, Inc.         Media Group
                     common stock


    See accompanying independent auditors' report.

                                 EXHIBIT INDEX



Shown below is the exhibit which is filed as a part of this Report -

    23-Consent of KPMG Peat Marwick LLP